Morgan Stanley Series Funds

Morgan Stanley Commodities Alpha Fund

522 Fifth Avenue

New York, New York 10036

November 24, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:                  Larry L. Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Series Funds — Morgan Stanley Commodities Alpha Fund

Securities Act File No. 333-143505

Investment Company Act File No. 811-22075

Registration Statement on Form N-14: Pre-effective Amendment No.1

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley Series Funds (the “Trust”), on behalf of Morgan Stanley Commodities Alpha Fund, a series of the Trust, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-14, which is expected to be filed on or after November 24, 2009, be accelerated to as soon as possible on November 24, 2009, or as soon thereafter as practicable.  The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Edward Meehan
Name:	Edward Meehan
Title:	Assistant Secretary